

October 21, 2013

<u>Via E-mail</u>
Kee Yuen Choi
Chief Executive Officer and Director
eBullion, Inc.
80 Broad Street, 5th Floor
New York, New York 10004

> **Re:** **eBullion, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 2, 2013**
> **File No. 333-188003**

Dear Mr. Choi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.  We note your response to comment 1 of our comment letter dated September 20, 2013. We were unable to locate the support for several quantitative and qualitative business and industry data included in the prospectus. For example only, we were unable to locate support for the following statements:

    - on page 21: "all of whom must have a minimum required working capital, defined as cash plus precious metals, of approximately $193,000 and minimum required assets of $643,000."

    - on page 21: "The CGSE requires its members to submit a quarterly liquidity capital report, in order to ensure that the bank balances exceed or equal the balance of customer deposits, as well as comply with the code of conduct which is regulated by CGSE."

Please provide us with support for all quantitative and qualitative business and industry data used in the prospectus or otherwise advise. In addition, we note that your tabular disclosure regarding the contracts traded on the CGSE electronic trading platform on page 16 differs from that included in the support you identified as "Information provided in the third and fourth paragraph of the section entitled 'Chinese Gold and Silver Trading Society.'" Please revise your disclosure as appropriate or otherwise advise.

2. We note your response to comment 3 in our letter dated September 20, 2013 that you merely facilitate the contracts processed through your website and that you are not a party to such contracts. Please clarify who becomes the party to such contracts – i.e., the agent or the customer. For example, do customers place orders with agents who then use your website to enter into such contracts on behalf of those customers or do those customers directly enter into such contracts? Please also explain in greater detail the rights and responsibilities of your company, the agents, and the customers with respect to such contracts and to whom does a counterparty have contractual and other legal rights and remedies with respect to such contracts.

3. We note your response to comment 4 in our letter dated September 20, 2013 that you facilitate the clearing of contracts processed through your website. Please explain in greater detail what it means to facilitate the "clearing" of such contracts.

4. We note your response to comment 5 in our letter dated September 20, 2013 that the contracts processed through your website are not spot contracts because there is no possibility for the physical delivery of the commodities. We have the following comments:

   - It is not clear how such contracts are traded on the CGSE if they are not spot contracts, as the electronic trading products available for trading on the CGSE appear to be limited to spot contracts. Please advise.

   - Please provide us with a detailed legal analysis as to why you believe such contracts are not swaps, futures contracts, or another financial instrument subject to the jurisdiction of the U.S. Commodity Futures Trading Commission ("CFTC"). We note that the disclosure in the first paragraph on page 18 does not provide a sufficient explanation as to why the contracts would not be swaps or another financial product subject to CFTC jurisdiction. In responding to this comment, please also explain why you believe your operations are not subject to CFTC regulation, including as a swap execution facility or another type of trading platform.

5. We note your response to comment 7 in our letter dated September 20, 2013 and reissue this comment. Please clarify whether customers in the United States may access your website and purchase contracts processed through your website. Please also clarify

whether you have any customers in the United States.  In this regard, we note the disclosure on page 12 that customers may access your "electronic trading platform via the internet from anywhere in the world."

6.      We note revised disclosure regarding the contracts processed through your website. Please disclose in greater detail the payment structure of such contracts.  In this regard, disclose the payments due upon entry into such contracts and any ongoing payments required during the term of such contracts prior to settlement.

7.      We note the disclosure in the fourth paragraph on page 14.  Please explain in greater detail the structure of Man Loong's bank.  For example, is the bank a separate subsidiary of Man Loong?  Is the bank regulated as a bank by the relevant banking regulators?

Our Corporate Structure, page 14

8.      We note your response to comment 8 of our comment letter dated September 20, 2013. Please revise your disclosure to also identify the web address for the English version of Man Loong's website.

Intellectual Property, page 20

9.      We note your response to comment 12 of our comment letter dated September 20, 2013. Please revise your disclosure to explain that True Technology can license or sublicense the underlying software, without the enhancements or modifications, that is used for the operation of the electronic trading platform to third parties without the consent of Man Loong or advise.

Holders, page 22

10.     Please revise your disclosure to update the information you have provided as of the most recent practicable date.  Please refer to Item 201(b) of Regulation S-K.

Director Compensation, page 27

11.     We note your response to comment 13 of our comment letter dated September 20, 2013 and the disclosure on page 27 that the only director who received directors' compensation was Mr. Wong.  We also note that your disclosure on page F-18 suggests that two individuals received directors' compensation.  Please revise your disclosure as appropriate or advise.

Security Ownership of Certain Beneficial Owners and Management, page 27

12.     Please revise your disclosure to update the information you have provided as of the most
        recent practicable date.  Please refer to Item 403 of Regulation S-K.

Item 16.  Exhibits, page II-2

13.     We note your response to comment 20 of our comment letter dated September 20, 2013.
        We also note that in the revised Exhibit 10.6 you filed you identify that each agency
        agreement automatically renews every two years.  However, in the form of agency
        agreement you previously filed as an exhibit, we were unable to locate a provision
        providing for the automatic renewal.  Please re-file the form of agency agreement
        containing this provision or otherwise advise.

Exhibit 5.1

14.     We note that your opinion was issued to the board of directors of Caldera
        Pharmaceuticals, Inc.  Please revise your opinion to reference the appropriate registrant.
        In addition, we note that you provide your opinion regarding 500,000 shares generally.
        Please revise to opine regarding the 500,000 shares being registered.

15.     We note that your legality opinion is for the resale of shares that are already outstanding.
        Please have counsel revise the opinion to clarify that the shares "are" and not "will be"
        legally issued, fully paid and non-assessable.  Refer to SEC Staff Legal Bulletin No. 19,
        Item II.B.2.h.

Exhibits 21.1A and 21.1B

16.     Within EDGAR, please file the consents as Exhibits 23.1A and 23.1B, as opposed to
        Exhibits 21.1A and 21.1B.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require.  Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •    should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick at (202) 551-3295 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein at (202) 551-3789 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc:     Leslie Marlow, Esq. (Via E-mail)
        Hank Gracin, Esq. (Via E-mail)